SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100

(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
September 4, 2009
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,599,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		9,599,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,071,501

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.5%[1]

14	TYPE OF REPORTING PERSON

	IN
1 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%[2]

14	TYPE OF REPORTING PERSON

PN
2 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	13	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,655,756

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		14,655,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,660,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.3%[3]

14	TYPE OF REPORTING PERSON

	IN
3 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	13	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,232,340

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		16,232,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,488,578

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.3%[4]

14	TYPE OF REPORTING PERSON

	IN
4 See Item 5(a) herein.

]

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	13	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%[5]

14	TYPE OF REPORTING PERSON

OO
5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	13	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,675,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

10,675,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,675,470

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%[6]

14	TYPE OF REPORTING PERSON

OO
6See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	13	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%[7]

14	TYPE OF REPORTING PERSON

CO
7See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	13	Pages
     This Amendment No. 4 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings and as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”) (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 4. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a First Amended and Restated Joint Filing Agreement, dated September 9, 2009, a copy of which is filed herewith as Exhibit 14 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.
ITEM 2. Identity and Background.
     Item 2 of the Statement is hereby amended to add the following information:
     (c) Torino no longer serves as Chairman of the Issuer’s Las Vegas Division.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On September 4, 2009, each of Laura Baudo Sillerman, the spouse of Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos and TTERB agreed to purchase from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Private Placement”), 1,041,667 units (the “Units”) at an aggregate purchase price of $62,500 or $0.06 per Unit. Each Unit consists of (x) one share of Common Stock, (y) one warrant to purchase one share of Common Stock at an exercise price of $0.07 per share and (z) one warrant to purchase one share of Common Stock at an exercise price of $0.08 per share (the warrants referenced in preceding clauses (y) and (z) are hereinafter referred to as the “Private Placement Warrants”). Sillerman’s spouse with personal funds of $62,500 and TTERB with working capital of $62,500 consummated the purchase of their Units on September 4, 2009, while Kanavos and his spouse with personal funds of $62,500 consummated the purchase of their Units on September 8, 2009.

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	13	Pages
ITEM 4. Purpose of the Transaction.
     Item 4 of the Statement is hereby amended to add the following information:
     Sillerman’s spouse, Kanavos and his spouse and TTERB purchased their Units from the Issuer in the Private Placement for investment purposes and to provide the Issuer with working capital. The Reporting Persons have no present plan or proposal that would relate to or result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement:
     Sillerman beneficially owns (i) directly 14,471,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned of record by Sillerman; and (B) 1,200,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share) and (ii) indirectly 9,599,529 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 1,341,667 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 2,083,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share; and (D) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 40.5% of the 59,442,419 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 56,159,085 shares of Common Stock outstanding as of the date of this Statement, (y) the 1,200,000 shares of Common Stock issuable upon exercise of the aforesaid stock options and (z) the 2,083,334 shares of Common Stock issuable upon exercise of the Private Placement Warrants.
     Kanavos beneficially owns (i) directly 10,252,399 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 6,021,951 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 150,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; and (F) 2,083,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 26.3% of the 59,535,279 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 56,159,085 shares of Common Stock outstanding as of the date of this Statement, (y) the 1,292,860 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants and (z) the 2,083,334 shares of Common Stock issuable upon exercise of the Private Placement Warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 16,232,340 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 1,041,667 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	13	Pages
$5.50 per share; (D) 2,083,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants held by TTERB, half of which are presently exercisable at $0.07 per share and the other half of which are presently exercisable at $0.08 per share; and (E) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 27.3% of the 60,465,277 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 56,159,085 shares of Common Stock outstanding as of the date of this Statement, (y) the 2,222,858 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants and (z) the 2,083,334 shares of Common Stock issuable upon exercise of the Private Placement Warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 9.6% of the 56,159,085 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
     (b) As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting and sole dispositive power over 14,471,972 shares of Common Stock and possesses shared voting power and dispositive power over 9,599,529 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,004,254 shares of Common Stock and possesses shared voting power and dispositive power over 14,655,756 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 16,232,340 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) Except for the purchases of the Units described herein, during the sixty days immediately preceding the date of this Statement, the Reporting Persons have not effected any transactions in the Common Stock.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	13	Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     On September 4, 2009, each of Sillerman’s spouse, Kanavos and his spouse and TTERB and the Issuer entered into subscription agreements, pursuant to which Sillerman’s spouse, Kanavos and his spouse and TTERB agreed to purchase an aggregate of 3,125,500 Units from the Issuer in the Private Placement. The Units were purchased for aggregate consideration of $187,500 on September 4 and September 8, 2009. Under the terms of the Private Placement Warrants, the holders are entitled to purchase Common Stock at an exercise price of $0.07 per share or $0.08 per share, as applicable, subject to anti-dilution protection from stock splits and similar events during the terms of the Warrants. The Private Placement Warrants have seven-year terms, are immediately exercisable and are identical in all respects except for their exercise prices. The foregoing description of the Private Placement Warrants is qualified in its entirety by reference to the text of the Private Placement Warrants, the form of which is listed as and incorporated by reference herewith as Exhibit 13 and is incorporated herein by reference.
     On September 9, 2008, the Reporting Persons entered into a First Amended and Restated Joint Filing Agreement. A copy of the First Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 14 and incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

13	Form of Private Placement Warrant (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated September 2, 2009 and filed with the SEC on September 9, 2009)

14	First Amended and Restated Joint Filing Agreement dated September 9, 2009 by and among Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Paul C. Kanavos, Brett Torino, ONIROT Living Trust dated 06/20/2000, TTERB Living Trust and Atlas Real Estate Funds, Inc.

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	13	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2009	/s/ Robert F.X. Sillerman

Robert F.X. Sillerman

Dated: September 9, 2009	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman

By: Robert F.X. Sillerman, as President of Sillerman

Capital Holdings, Inc.
Its: General Partner

Dated: September 9, 2009	/s/ Paul C. Kanavos

Paul C. Kanavos

Dated: September 9, 2009	/s/ Brett Torino

Brett Torino

Dated: September 9, 2009	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: September 9, 2009	TTERB Living Trust

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: September 9, 2009	Atlas Real Estate Funds, Inc.

By: /s/ Paul Kanavos

	Name:	Paul Kanavos
	Title:	President